FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of September 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2004   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
               Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on September 7, 2004 Kerzner Issues Statement Following Hurricane Frances

Exhibit 99(1)



FROM: Kerzner International Limited
              The Bahamas
              Investor Contact: Omar Palacios
              Tel: +1.242.363.6018
              Media Contact: Lauren Snyder
              Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER ISSUES STATEMENT FOLLOWING
HURRICANE FRANCES

PARADISE ISLAND, The Bahamas, September 7, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company") today released the following statement regarding the impact of Hurricane Frances on Atlantis, Paradise Island:

"Hurricane Frances had no material damage to Atlantis, Paradise Island. The effects of the hurricane were primarily limited to landscaping and the short-term interruption to the business. Atlantis remains open and we have no plans to close the resort.

We would like to extend our concern and sympathy to those affected by Hurricane Frances and as always will work closely with the government of The Bahamas to provide whatever support is needed."

Based on an initial review of its assets on Paradise Island, the Company believes it has incurred costs of approximately $10 million to $12 million, comprised mainly of costs to repair and replace property and equipment and lost business associated with the timing of the storm.

Conference Call Announcement

The Company will hold a conference call at 9:00 a.m. EST today to further discuss matters associated with Hurricane Frances. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning September 7, 2004 at 12:00 p.m. EST ending at midnight on September 14, 2004.   The replay numbers are

800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 9914969.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the U.K., Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit, www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.